SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 2)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

AMAYA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

02314M108

(CUSIP Number)

Tang Hao
Discovery Key Investments Limited
18/F Three Exchange Square
Connaught Place, Central
 Hong Kong
Telephone: +852-3719-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02314M108	13D	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS Uptrend Trade Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,935,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,935,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,935,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

CUSIP No. 02314M108	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Discovery Key Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,646,900
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,646,900
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,646,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

[2]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

CUSIP No. 02314M108	13D	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS Tang Hao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,582,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,582,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,582,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

INTRODUCTORY NOTE

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed jointly by Uptrend Trade Limited (“Uptrend”), a British Virgin Islands company, Discovery Key Investments Limited (“Buyer”), a British Virgin Islands company, and Tang Hao (“Mr. Tang”), a citizen of the People’s Republic of China (each, a “Reporting Person” and collectively, the “Reporting Persons”), with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”), pursuant to their Joint Filing Agreement dated as of July 6, 2017, filed with the Schedule 13D as Exhibit 1 and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on behalf of Discovery Key Investments Limited and Tang Hao with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2017, and Amendment No. 1 to Schedule 13D filed on June 8, 2017 (as amended and supplemented to date, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background
Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:
Uptrend Trade Limited
(a) Uptrend is a company organized under the laws of the British Virgin Islands . The directors of Uptrend are Mr. Tang and Mr. Wai Lam Ricky Lai, a citizen of Hong Kong Special Administrative Region of the People's Republic of China (“Mr. Lai”).
(b) The address of the principal business and principal office of Uptrend is 18/F, Three Exchange Square, Connaught Place, Central, Hong Kong.
(c) The principal business of Uptrend is engaging in the business of investment holdings. Mr. Tang’s principal occupation is serving as the director of Uptrend Trade Limited and Discovery Key Investments Limited and is the control person of Goldenway Capital Management Ltd., a company incorporated under the laws of Cayman Islands and engaging in investment management. Mr. Lai’s principal occupation is serving as the director of Uptrend Trade Limited and an executive officer of Goldenway Capital Management Ltd.
Discovery Key Investments Limited
(a) Buyer is a company organized under the laws of the British Virgin Islands . The sole director of Buyer is Mr. Tang.
(b) The address of the principal business and principal office of each of the Reporting Persons is 18/F, Three Exchange Square, Connaught Place, Central, Hong Kong.
(c) The principal business of Discovery Key Investments Limited is engaging in the business of investment holdings. Mr. Tang’s principal occupation is serving as the director of Uptrend Trade Limited and Discovery Key Investments Limited and is the control person of Goldenway Capital Management Ltd., a company incorporated under the laws of Cayman Islands and engaging in investment management.
None of Uptrend, Buyer, Mr. Tang or Mr. Lai has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Uptrend, Buyer, Mr. Tang or Mr. Lai has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
On June 8, 2017, Buyer purchased 330,000 Common Shares of the Issuer in the open market at an average price of CAD23.78 per share for an aggregate purchase price of CAD7,847,004, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On June 9, 2017, Buyer purchased 400,000 Common Shares of the Issuer in the open market at an average price of CAD23.89 per share for an aggregate purchase price of CAD9,556,120, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On June 29, 2017, Buyer purchased 477,500 Common Shares of the Issuer in the open market at an average price of CAD22.57 per share for an aggregate purchase price of CAD10,775,695, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On June 30, 2017, Buyer purchased 207,300 Common Shares of the Issuer in the open market at an average price of CAD22.88 per share for an aggregate purchase price of CAD4,742,216, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 4, 2017, Buyer purchased 281,100 Common Shares of the Issuer in the open market at an average price of CAD22.66 per share for an aggregate purchase price of CAD6,368,742, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 5, 2017, Buyer purchased 481,000 Common Shares of the Issuer in the open market at an average price of CAD22.32 per share for an aggregate purchase price of CAD10,734,718, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
Item 4. Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Buyer’s purchases of Common Shares of the Issuer in June and July 2017 were for investment purposes.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and replaced by the following:
(a) – (b):
Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(4)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Uptrend Trade Limited	11,935,500	8.1%	11,935,500	0	11,935,500	0
Discovery Key Investments Limited	8,646.900	5.9%	8,646,900	0	8,646,900	0
Tang Hao	20,582,400	14.0%	20,582,400	0	20,582,400	0

(c)   Information concerning transactions in securities of the Issuer since June 8, 2017, the filing date of the Original Schedule 13D:

[4]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

On June 14, 2017, Buyer transferred 11,935,500 Common Shares to Uptrend at an average price of USD 17.80 per share for an aggregate purchase price of USD212,451,900, all of which was funded through working capital of Uptrend.
Date of Transaction	Number of Securities Purchased	Price Per Security(5) (CAD)	Aggregate Purchase Price (CAD)
June 8, 2017	330,000	23.78	7,847,004
June 9, 2017	400,000	23.89	9,556,120
June 29, 2017	477,500	22.57	10,775,695
June 30, 2017	207,300	22.88	4,742,216
July 4, 2017	281,100	22.66	6,368,742
July 5, 2017	481,000	22.32	10,734,718

(d)     Not applicable.
(e)     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended and replaced by the following:
Each of Buyer and Uptrend has entered into a master loan agreement (as amended and restated from time to time, the “Master Loan Agreements”), for a multi-tranche credit facility with Equities First Holdings, LLC (“Lender”). In connection with the Master Loan Agreements, each of Buyer and Uptrend entered into a pledge agreement (as amended, the “Pledge Agreements”) with Lender for the pledge of collateral to secure borrowings under the Master Loan Agreements. Under the Pledge Agreements, Buyer and Uptrend have pledged, in the Lender’s favor, a total of 13,500,000 Common Shares as collateral (the “Pledged Collateral”). Pursuant to the Pledge Agreements, all dividends paid on the collateral pledged under the Pledge Agreements in the form of capital stock, warrants, rights or options will be pledged as additional collateral and, in the event of a default under the Master Loan Agreements, all voting rights and rights to receive dividends with respect to the Pledged Collateral will become vested in Lender. In connection with the Pledge Agreements, Lender was appointed as the proxyholder for all Pledged Collateral, with the right to exercise all voting rights with respect to such Pledged Collateral only upon an event of default under the Master Loan Agreements. Upon an event of default under the Master Loan Agreements, Lender has the right, among others, to transfer all Pledged Collateral into its name or to sell or dispose of such Pledged Collateral.

[5]	Average price for all purchases on the respective purchase date.

Pursuant to Rule 13d-1(k) under the Act, Uptrend, Buyer and Mr. Tang have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment hereto.
Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 6, 2017
Uptrend Trade Limited

By:	/s/ Tang Hao
Name:	Tang Hao
Title:	Director

Discovery Key Investments Limited

By:	/s/ Tang Hao
Name:	Tang Hao
Title:	Director

Tang Hao

By:	/s/ Tang Hao